Codere Online Luxembourg, S.A.

7 rue Robert Stümper

L-2557 Luxembourg,

Grand Duchy of Luxembourg

January 9, 2023 VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Kate Beukenkamp

Re:	Codere Online Luxembourg, S.A. Registration Statement on Form F-3 File No. 333-269065

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Codere Online Luxembourg, S.A. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-269065) (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Washington, D.C. time, on January 11, 2023, or as soon as practicable thereafter. The Company hereby authorizes Michael J. Willisch of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Willisch and that such effectiveness also be confirmed in writing. Please do not hesitate to contact Mr. Willisch at +34 91 768 9610 or michael.willisch@davispolk.com with any questions or comments with respect to this letter.

Very truly yours,

Codere Online Luxembourg, S.A.

By:	/s/ Oscar Iglesias Sánchez
	Name:	Oscar Iglesias Sánchez
	Title:	Chief Financial Officer

By:	/s/ Yaiza Rodriguez
	Name:	Yaiza María Rodríguez Robles
	Title:	General Counsel

cc:	Michael J. Willisch, Esq. Davis Polk & Wardwell LLP